UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56659

NUVEEN CHURCHILL PRIVATE CREDIT FUND
(Exact name of registrant as specified in its charter)

375 Park Avenue, 9th Floor, New York, NY 10152
(212) 478-9200
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common shares of beneficial interest, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	On October 23, 2024, Nuveen Churchill Private Credit Fund, a Delaware statutory trust (“NCPCF”) and Nuveen Churchill Private Capital Income Fund, a Delaware statutory trust (“PCAP”) entered into a Purchase and Sale Agreement (the “Purchase Agreement”), providing for, among other things, NCPCF to assign and sell, and PCAP to assume and purchase, substantially all of the assets and liabilities of NCPCF. Pursuant to the Purchase Agreement, on December 11, 2024, NCPCF and PCAP completed such transaction, and NCPCF began the process of terminating its status as a business development company under the Investment Company Act of 1940, as amended, winding down its operations, dissolving, and liquidating, in each case as set forth in the Purchase Agreement.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nuveen Churchill Private Credit Fund has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Nuveen Churchill Private Credit Fund

Date: December 13, 2024	By:	/s/ Kenneth J. Kencel
Kenneth J. Kencel
President and Chief Executive Officer